Zhongchao Inc.

Nanxi Creative Center, Suite 218

841 Yan’ An Middle Road

Jing’ An District

Shanghai, China 200040

December 27, 2019

VIA EDGAR

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Zhongchao Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed December 12, 2019
File No. 333-234807

Dear Mr. Fischer:

Zhongchao Inc. (the “Company”, “Zhongchao,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 20, 2019 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously submitted on August 19, 2019 and amended on September 27, 2019, November 6, 2019, November 21, 2019, and December 12, 2019. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Form F-1.

Please note that new language we are including in Form F-1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Amended Registration Statement on Form F-1 filed December 12, 2019

Capitalization, page 65

1.	It is unclear why you include a reference to the conversion of Class B shares both here and on page 67. Your disclosure references “Related Party Transaction” disclosure on page 135; however, there is no discussion of Class B conversions on that page. Furthermore, it does not appear that any Class B shares are being converted as part of this offering. Please advise or revise your disclosures accordingly.

Response: In response to the Staff’s comment, we have removed the reference to the conversion of Class B shares but revised disclosure to explain the nature of Class A and Class B Ordinary Shares as follows on page 65 of the Form F-1.

“In addition, we currently have 5,497,715 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Class A Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to 1 vote and each Class B Ordinary Share will be entitled to 15 votes. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one to one basis. The Class B Ordinary Shares are not being converted as part of this Offering.”

We also revised disclosure to clarify that the Class B Ordinary Shares are not being converted as part of this Offering the cover page of the Form F-1.

Dilution, page 66

2.	It appears that your calculations of tangible net book value per share, pro forma tangible net book value per share and dilution per share to new investors are presented on a “when and if converted” basis where you have assumed conversion of all Class B shares into Class A shares. If true, please revise to more clearly disclose this approach. Please also separately present tangible net book value and pro forma tangible net book value amounts both in whole numbers and on a per share basis.

Response: In response to the Staff’s comment, we have revised the “pro forma net tangible book value per Class A Ordinary Share” to “pro forma net tangible book value per ordinary share” in the section of Dilution on page 66 of the Form F-1. We also include the following disclosure on page 66 of the Form F-1.

“Holders of Class A Ordinary Shares and Class B Class A Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to 1 vote and each Class B Ordinary Share will be entitled to 15 votes. Class A Ordinary Share and Class B Ordinary Share are collectively known as ordinary shares. The Class B Ordinary Shares are not being converted as part of this Offering.”

In addition, we have revised to present tangible net book value and pro forma tangible net book value amounts in both whole numbers and on a per share basis in the section of Dilution on page 66 of the Form F-1, assuming the conversion of Class B ordinary Shares for the purpose of calculation. We respectfully clarify that we are not converting Class B Ordinary Shares in connection with the Offering.

Below please find the table reflecting our calculation on the net tangible book value per ordinary share and net tangible asset per ordinary share after the Offering, and the increase per ordinary share attributable to this Offering:

	As Reported	Pro Forma Adjustment	Pro Forma Adjusted for IPO

Net tangible book value as of June 30, 2019	$12,732,280	$12,596,721	$25,329,001
Number of ordinary shares	21,600,135	3,500,000	25,100,135
Net tangible book value per ordinary share as of June 30, 2019	$0.59		$1.01
Increase per ordinary share attributable to this offering			$0.42

(1)	The pro forma adjustment for net tangible book value as of June 30, 2019 represents the net proceeds the Company expected to raise from this offering. The net proceeds of 12,596,721 is equal to the gross proceeds of $14,875,000, minus the expenses of the offering of $1,013,904, the underwriter’s commission of $223,125, which is calculated at 1.5% of gross proceeds, and the underwriter’s discount of $1,041,250, which is calculated at 7% of gross proceeds.
(2)	The pro forma adjustment for the number of ordinary shares represents the number of shares to be issued in this offering.

3.	Please separately present the Class A and Class B shares in the post-offering ownership table. Such amounts should reconcile to your Pro Forma adjusted for IPO column in the Capitalization table.

Response: We respectfully note the comment. As we are not converting the Class B Ordinary Shares in connection with the Offering, as a result, we have treated Class A and Class B Ordinary Shares as ordinary shares as if the Class B Ordinary Shares have been converted into Class A Ordinary Shares and do not separately present them in the post-offering ownership table.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 212-530-2207.

Very truly yours,

/s/ Pei Xu
Pei Xu CFO

cc:	Hunter Taubman Fischer & Li LLC

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